Armada Acquisition Corp. I

2005 Market Street Suite 3120

Philadelphia, PA 19103

VIA EDGAR

August 3, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Joseph Klinko

Re:	Armada Acquisition Corp. I
Registration Statement on Form S-1
Filed July 2, 2021
File No. 333-257692

Dear Mr. Klinko:

Armada Acquisition Corp. I (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 16, 2021, regarding the Registration Statement on Form S-1 of the Company submitted to the Commission on July 2, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the filing of this letter.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your disclosure on page 9 regarding the right of warrant holders to exercise warrants on a cashless basis if a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within "a specified period" following the closing of your initial business combination. However, we also note that you have included in the fee table in this registration statement the shares of common stock underlying the warrants. Please revise to clarify and disclose all material terms of your obligations regarding registration of the offer and sale of shares of common stock underlying the warrants in this context, including the "specified period" referenced on page 9. In addition, please ensure that the form of warrant agreement (currently filed as Exhibit 4.4) is consistent with such revised disclosure.

In response to the Staff’s comment, we have clarified and revised the disclosures regarding the registration of the shares of common stock underlying the warrants in the Registration Statement. We hereby confirm the form of warrant agreement is consistent with our revised disclosure.

2.	We note your disclosure on page 11 that the private shares will not be transferable, assignable or salable until the consummation of your initial business combination except to permitted transferees. Similarly, we note your disclosure on page 73 that the initial purchasers have agreed not to transfer, assign or sell any of the private shares (except in connection with the same limited exceptions that the founder shares may be transferred as described in the prospectus) until after the completion of your initial business combination. Please tell us where such agreement is set forth. In that regard, such agreement does not appear to be set forth in the form of private placement shares purchase agreement filed as Exhibit 10.5, or the form of letter agreement from each of the registrant’s officers, directors and sponsor filed as Exhibit 10.1.

In response to the Staff’s comment, we have revised our form of private placement shares purchase agreement to provide for the limitations on the transfer, assignment or sales of private placement shares in conformation with the disclosure in the Registration Statement. The revised form of private placement shares purchase agreement is filed as an exhibit to the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely, /s/ Stephen P. Herbert Stephen P. Herbert, Chief Executive Officer

cc: Wei Wang, Esq.

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